Edgemont Capital Partners, LP

Financial Statements

For the Year Ended June 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65521

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/17___ AND ENDING ___06/30/18___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgemont Capital Partners, LP

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1251 Avenue of the Americas, 46th Floor
(No. and Street)

New York,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Swearingen   (212) 867-8935
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RH CPA

(Name – *if individual, state last, first, middle name*)

38-25 Bell Blvd,	Bayside,	NY	11361
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Jeffrey Swearingen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgemont Capital Partners, LP, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Connecticut
County of Fairfield
Subscribed and sworn to (or affirmed) before me on this 25 day of September, 2018 by Jeffrey Swearingen proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

AUGUSTINE CIAMBRIELLO
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2022

RH CPA
Tel: +1 914-343-2547
38-25 Bell Blvd, Bayside, NY 11361
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Edgemont Capital Partners, LP:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, LP (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Edgemont Capital Partners, LP as of June 30, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RH CPA

RH CPA
We have served as the Company's auditor since 2018.
Bayside, New York
September 25, 2018

Edgemont Capital Partners, LP
Statement of Financial Condition
June 30, 2018

Assets

Cash and cash equivalents	$	4,959,267
Accounts receivable		69,004
Due from related parties		503,689
Prepaid taxes		62,769
Total assets	$	5,594,729

Liabilities and Partners' Equity

Liabilities

Accounts payable and accrued expenses	$	94,362
Total liabilities		94,362

Commitments and contingencies

Partners' equity

Partners' equity		5,500,367
Total partners' equity		5,500,367
Total liabilities and partners' equity	$	5,594,729

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Edgemont Capital Partners, LP (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on December 20, 2001 under the laws of the State of Delaware and its office is located in New York, New York.

The Company is an investment banker, providing strategic advisory and capital raising services to emerging through mid-sized healthcare companies. It also engages in the private placement of securities and corporate finance consulting to institutional investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Fee and commission revenue due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Fee income is recognized when earned based on the terms of the agreements with customers.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and New York State taxes.

Note 2: ACCOUNTS RECEIVABLE

Accounts receivable represent fee and commission revenue due but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended. Accounts receivable balance as of June 30, 2018, was $69,004.

Note 3: INCOME TAXES

As stated in Note 1, the Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company is subject to the New York City Unincorporated Business Tax on a calendar year basis. The Company files their tax return on a calendar year basis. As of June 30, 2018, the Company did not have any New York City sourced income for the first six months of the calendar year, therefore no accrual is considered necessary. The Company did have prepaid taxes of $62,769, shown on the Statement of Financial Condition.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2018, no examinations have been initiated by any of the taxing authorities.

Note 4:   RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which Advisors' operating expenses (i.e. office rent, office expense, insurance, payroll and related taxes, employee benefits, retirement plan contribution, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the year. Expenses specific to Advisors, such as retirement plan contributions, NYC unincorporated business tax, taxes and licenses, and depreciation, are not allocated between the entities. Each entity is charged individually for these expenses.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment. The size of the monthly payment will be adjusted periodically to reflect the changes in the Company's relative revenue. At the end of each fiscal quarter, the Company and Advisors shall determine whether the aggregate monthly payments made during that quarter appropriately reimbursed Advisors for operating expenses provided to the Company, and shall make such end-of-quarter adjustments as reasonably appropriate.

For the year ended June 30, 2018, the revenue of the Company represented 100% of the total revenue of both entities; therefore the Company was charged with 100% of the operating expenses of both entities.

As of June 30, 2018, the Company had a balance of $500,803, due from Advisors on the accompanying Balance Sheet for expenses related to the terms of this agreement. The remaining balance of Due from related parties is made up of $2,886 due from the General Partner.

The Company leases office space occupied by both entities. Advisors pays the monthly rent which is allocated between the entities pursuant to the expense sharing agreement discussed above.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5: RETIREMENT AND PROFIT-SHARING PLAN CONTRIBUTIONS

The Company maintains a retirement plan covering its limited partners. The Company did not make any retirement plan contributions for the year ended June 30, 2018. Advisors did however make a contribution, covered under the expense sharing agreement on behalf of the limited partners.

The Company has a discretionary profit-sharing plan covering its limited partners. Profit-sharing expense is funded through annual contributions to the plan. The Company did not make any contributions to the plan during the year ended June 30, 2018.

Note 6: CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2018, cash balances held in financial institutions were in excess of the FDIC limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash deposits with financial institutions which are financially stable.

Note 7: COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2018, or during the year then ended.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2018, or during the year then ended.

Note 9: SUBSEQUENT EVENTS

On July 11, 2018, the Company entered into a new lease agreement whereas rent will commence on February 1, 2019 and expire on April 29, 2023. The Company occupied this space on September 13, 2018.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events except for the one mentioned above, which took place that would have a material impact on its financial statements.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that the pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2018, the Company had net capital of $4,864,905 which was $4,858,614 in excess of its required net capital of $6,291; and the Company's ratio of aggregate indebtedness ($94,362) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum allowed.